APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Blockchain Wine Company dba Next Wine
Income Statement - unaudited
For the periods ended 12-31-19

	Current Period	Prior Period
	31-Dec-19	**31-Dec-18**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	**-**	**-**
GROSS PROFIT (LOSS)	**-**	**-**
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	**-**	**-**

OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Blockchain Wine Company dba Next Wine
Balance Sheet - unaudited
For the period ended 12-31-19

	Current Period 31-Dec-19		Prior Period 31-Dec-18	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		-		-

Blockchain Wine Company dba Next Wine
Statement of Cash Flow - unaudited
For the period ended 12-31-19

	Current Period	Prior Period
	31-Dec-19	31-Dec-18
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

Prepared: March 9, 2021

NEXT Wine Company
Balance Sheet - CY 2020

	Period Ending
ASSETS	31-Dec-20
Current Assets	
Cash and cash equivalents	6,872.47
Accounts Receivable	133,920.64
Inventory	152,709.00
Other Current Assets	
Total Current Assets	293,502.11
Noncurrent Assets	
Property, and equipment	
Other noncurrent assests	
Total noncurrent assets	0.00
Total Current Assets	**293,502.11**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	115,990.81
Current Portion of Long Term Debt	0.00
Accrued Payroll	144,000.00
Other current liabilities	30,000.00
Total current liabilities	289,990.81
Noncurrent liabilities	
Long Term Debt	
Other noncurrent liabilities	
Total noncurrent liabilities	0.00
Total Liabilities	289,990.81
Stockholders Equity	
Preferred stock, Class A	
Common stock, Class A	
Common stock, Class B	
Additional Paid in capital	1,000.00
Treasury Stock	
Retained earnings	2,511.30
Stockholders Equity	3,511.30
Total Liability and Stockholders Equity	293,502.11

I, Jeff Hansen, certify that:

1. The financial statements of Blockchain Wine Company included in this Form are true and complete in all material respects; and
2. The tax return information of Blockchain Wine Company included in this Form reflects accurately the information reported on the tax return for Blockchain Wine Company for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Jeff Hansen*

Name: Jeff Hansen

Title: CEO